UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-31909

ASPEN INSURANCE HOLDINGS LIMITED

(Translation of registrant’s name into English)

141 Front Street
Hamilton HM 19
Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒ Form 40-F  ☐

On November 13, 2025, Aspen Insurance Holdings Limited (the “Company” or “Aspen”) issued a press release announcing its financial results for the three and nine months ended September 30, 2025, as well as the availability of its corresponding financial supplement.
The press release, furnished as Exhibit 99.1, and financial supplement, furnished as Exhibit 99.2, are incorporated by reference as part of this Form 6-K.
Also on November 13, 2025, the Company issued its consolidated financial statements and management's discussion and analysis for the three and nine months ended September 30, 2025, which is attached hereto as Exhibit 99.3 and incorporated by reference as part of this Form 6- K.
Exhibit 99.3 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 of Aspen Insurance Holdings Limited (File No. 333-287061) and the registration statement on Form F-3 of Aspen Insurance Holdings Limited (File No. 333-272650), and to be a part thereof from the date on which this Report on Form 6-K is filed with the U.S. Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed or furnished.
Save as otherwise described, the information included in this Form 6-K, including the information set forth in Exhibit 99.1 and Exhibit 99.2, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.The information included in this Form 6-K, including the information set forth in Exhibit 99.1 and Exhibit 99.2, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

EXHIBIT INDEX
Exhibit
99.1        Press Release, dated November 13, 2025
99.2        Financial Supplement, for the three and nine months ended September 30, 2025
99.3    Consolidated financial statements and management's discussion and analysis for the three and nine months ended September 30, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPEN INSURANCE HOLDINGS LIMITED

Dated: November 13, 2025	By:	/s/ Mark Pickering
	Name:	Mark Pickering
	Title:	Chief Financial Officer